MINTZ & FRAADE, P.C.

COUNSELORS AT LAW

488 MADISON AVENUE

NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
EDWARD C. KRAMER
_______	KEVIN J. MCGRAW
ARTHUR L. PORTER, JR
TELECOPIER	JON M. PROBSTEIN
(212) 486-0701	SEYMOUR REITKNECHT
I. FREDERICK SHOTKIN

April 13, 2012

Matthew Crispino, Esq.

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: W270, Inc. (the “Company” or “Issuer”)

Registration Statement Form S-1/Pre Effective

Amendment No. 3 - File No. 333-176388

Dear Mr. Crispino:

Please find enclosed the Pre-Effective Amendment No. 4 to the above Registration Statement.  Below you will find our responses to your comments set forth in comment letter dated April 9, 2012.

Prospectus Cover Page

1.

Please relocate the “Subject to Completion Legend” from your registration cover page to the outside front cover page of your prospectus. Refer to Item 501(b)(10 of Regulation S-K.

Response: The required change has been made pursuant to the Company’s Pre-Effective Amendment No. 4.

Prospectus Summary

2.

You state in his section and in your business section that you are currently developing software that is intended to significantly enhance the performance and functionality of Internet services used by medium-sized businesses. Please expand this description of your software business by providing examples of the types of applications you are developing or that you plan to develop or acquire.  For example, you disclose on page 24 that you have begun work on some of your software products.  Please discuss these products and the progress that has been made on them.

Also, you disclose on page 28 that your objective is to be the preferred provider of connectivity solutions for small to medium sized business entities. Please clarify in your summary and the business sections if your software is intended to address connectivity issues. Finally, you disclose that you have started the development of an initial design and framework for your proposed portal platform. Please explain how development of this platform relates to the development of your software products.

Response: The Issuer has updated disclosure on its business description and software products per your request on pages 4, 22, 23, 28 and 29.

3.

Please enhance the discussion of your software integration division in the prospectus summary and the business section by including a discussion of the types of services that the division will provide to its clients.

Response: The Issuer has revised its disclosure in the prospectus summary and business section on pages 4, 23 and 29, accordingly.

Matthew Crispino, Esq.

U.S. Securities and Exchange Commission

April 13, 2012

Operations, page 22

4.

We note your response to prior comment 4. It remains unclear how the milestones you identify on page 23 relate to the development of your software products and your software integration services. Please revise this section to eliminate use of technical jargon and explain in simple, everyday language the milestones you hope to achieve over the next 12 months and how each milestone relates to the development of your software and integration services businesses.

Response:  The Issuer has revised its milestones and disclosures, and explained same in simple, everyday language on page 24 as requested.

Exhibits

5.

Please revise to include the current consent of your independent registered accounting firm. In addition, please revise your Exhibit table to refer only to the most recently filed consent included in the filing.

Response: A current consent from the independent registered accounting firm is included with the Issuer’s filing of the Pre-Effective Amendment #4. The Issuer has updated the Exhibit table references as requested.

We thank you in advance for your continuing consideration and review of the Company’s response as set forth herein and in the Company’s fourth amendment to its registration statement. We anticipate the foregoing has appropriately addressed all of your comments.  If you have any questions, please contact the undersigned.

Very truly yours,

Mintz & Fraade, P.C.

By: /s/ Alan P. Fraade

Alan P. Fraade